DC

NoAct

P.E. 12-9-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

03004517

January 10, 2003

Stuart S. Moskowitz
Senior Counsel
Office of the Vice President
Assistant General Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated December 9, 2002

Dear Mr. Moskowitz:

This is in response to your letter dated December 9, 2002 concerning the shareholder proposal submitted to IBM by Morris Scheffler. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

December 9, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Square
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Mr. Morris Scheffler

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this request letter together with a stockholder proposal (the "Proposal"), attached as Exhibit A hereto, which was submitted to the International Business Machines Corporation (the "Company" or "IBM") by Mr. Morris Scheffler (the "Proponent"). In pertinent part, the Proposal would require "[t]hat there be 2 nominees for each new member of the Board of Directors," and "[t]hat a brief resume of their background, experience and stockholdings in the Corporation be delineated."

IBM believes that the Proposal can be properly omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York. The Company recognizes that proposals on this same subject matter are not new, and have already been the subject of a number of staff letters. However, there are certain *sui generis* defects in the instant Proposal which require the Company to file this letter.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(1) AS IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER NEW YORK STATE LAW.

Section 701 of the Business Corporation Law of the State of New York, the law of the state of IBM's incorporation, provides that "...the business of a corporation shall be managed under the direction of its board of directors...." Nothing in the law of the State of New York places the decisionmaking relating to the placement of two nominees for each new member of the Board of Directors directly into the hands of our shareholders. Inasmuch as the instant Proponent seeks for IBM stockholders to approve and implement the process outlined by the Proposal, the Proposal violates New York law by improperly eliminating the role of the Company's board of directors. By placing the decision-making power relating to the subject matter of the proposal directly into the hands of IBM stockholders, this is an improper subject for action by stockholders under New York State law. As such, the Company believes that the Proposal may be omitted from the Company's proxy materials in its entirety pursuant to Rule 14a-8(i)(1), and requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(1).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3), AS CONTRARY TO THE PROXY RULES, INCLUDING RULE 14a-9, WHICH AMONG OTHER THINGS PROHIBITS VAGUE AND INDEFINITE AS WELL AS FALSE AND MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or the supporting statement violates the proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. Note (b) to Rule 14a-9 cites as an example of misleading statements "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." As such, the staff has permitted registrants to use Rule 14a-8(i)(3) to exclude proposals from proxy statements if the proposal is determined to be either vague and indefinite or false and misleading. See, e.g., Joseph Schlitz Brewing Company (March 21, 1977). In addition to the fact that the entire Proposal is violative of Rule 14a-8(i)(1) (see argument I, supra), the Company also submits that the Proposal itself is vague and indefinite as well as false and misleading, and that the entire "Reasons" section of the instant submission also is violative of Rule 14a-8(i)(3) and Rule 14a-9.

The first, and most critically troubling issue we have is with the Proposal itself. By its terms, it requires that there be two nominees for each new member of the Board of Directors. If it is to apply only to new members of the Board, how are we to treat existing or incumbent directors? Are existing board members grandfathered from the application of the Proposal? If the Proposal is to be read literally, it could only be implemented in a staggered fashion, thereby allowing existing directors to run unopposed until such time as they either retired or otherwise left the Board. If this is the intent of the Proposal, we think such a reading is directly contrary to the entire tenor of the "Reasons" section of the Proposal, which goes on at length to lambaste what the Proponent sarcastically describes as 'Corporate Democracy" and "Crony capitalism" -- the non-contested election practice for directors in the United States. Clearly, the "Reasons" section suggests that the Proposal wants stockholders to have an immediate voting choice for their Board. Yet, the Proposal would not get stockholders what the Proponent is suggesting, possibly for a very long time, since, by its terms, the voting "choice" would apply only to new members of the Board. We are confused by such incongruity, and believe that IBM stockholders at large would be similarly confused. As such, the Company submits, after having studied the text of the instant Proposal together with the "Reasons," that it is vague and indefinite as well as materially misleading. Clearly, neither IBM stockholders nor the Company should have to wonder how the text of the instant Proposal ought to be interpreted or implemented. Over the years, there have been many situations in which the staff has granted no-action relief to registrants with proposals which were similarly infirm. In this connection, the Commission has found that proposals may be excluded where they are

> so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See no-action letter re Philadelphia Electric Company (July 30, 1992).

The staff's response above applies with full force to the instant Proposal.

The courts have also supported such a view, quoting the Commission's rationale:

> it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. Dyer v. Securities and Exchange Commission, 287 F. 2d 773, 781 (8th Cir. 1961).

In the case of NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)("NYCERS"), the court stated:

> the Proposal as drafted lacks the clarity required of a proper shareholder proposal. Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote.

We do not believe the NYCERS standard has been met in this case. As such, we believe the Proposal is subject to omission in its entirety under Rules 14a-8(i)(3) and 14a-9.

The Company also takes issue with the Proponent's "Reasons" portion of the submission. First, an overall reading of the "Reasons" clearly gives rise to the implication that the Proponent's statements set forth therein are facts, rather than the Proponent's own personal opinion. In addition to the fact that the opinions stated therein are inconsistent with the text of the Proposal itself, nearly all of the nine sentences in the Reasons section are reflective of one person's opinion (the Proponent's), but none of such "Reasons" are so qualified. These unqualified sentences reflecting the Proponent's opinion simply cannot pass muster under the proxy rules. See, e.g. The Chase Manhattan Corporation (March 28, 2000).

Were this not enough, the Proponent has failed to provide any foundation to support the "Reasons" for the Proposal. This is also counter to what Rules 14a-8(i)(3) and 14a-9 call for. While the Proponent, like any other eligible stockholder, is certainly free to have an opinion and, to the extent consistent with the proxy rules, to air such opinion, he must do so in a manner consistent with Rules 14a-8(i)(3) and 14a-9. In sum, the "Reasons" section should make clear, for each of the nonfactual statements made therein, that such statements reflect the Proponent's own opinion on the subject matter. See, e.g. Micron Technology, Inc. (September 10, 2001); People's Energy Corporation (November 26, 2001), Dominion Resources, Inc. (January 23, 2001) and The Chase Manhattan Corporation, supra (distinguishing fact from opinion in similar situations).

We also wish to take specific exception to certain of the Proponent's characterizations in the "Reasons" paragraph. The Proponent's use of the phrases "Crony capitalism" in the second sentence, and "directors anointed by the hierarchy" in the fourth sentence, are both extreme and inflammatory in nature, and should be omitted. Not only are these phrases gratuitous in nature, adding no substance to the "Reasons" paragraph, we believe such statements directly impugn the character, integrity and personal reputation of both our directors and our management, and, at the same time, suggest improper conduct or associations by our directors and management -- all without providing any foundation whatsoever therefor. Sentences #2 and #4 of the Reasons section should therefore be deleted in their entirety.

We are further troubled by the third sentence of the "Reasons" section, which notes that "directors are 'selected' by incumbent directors and management." This sentence is materially false and misleading. In the first place, IBM management does not select any directors. Rather, directors are elected by the stockholders. The Directors and Corporate Governance Committee of the IBM Board of Directors is responsible for recommending qualified candidates to the Board for election as directors of the Company. Moreover, as the Proponent knows, stockholders can play an additional role in this process, which the instant Proponent has elected to disregard. In this connection, the undersigned recently contacted the Proponent by telephone, and discussed the Proposal with him. The undersigned pointed out that stockholders wishing to recommend director candidates for consideration by the Directors and Corporate Governance Committee may do so by writing to the Secretary of the Company, giving the recommended candidate's name, biographical data, and qualifications. The undersigned also called out to the Proponent that this information has been set forth in our proxy statement for many years. The Proponent graciously acknowledged that IBM may have very good governance practices, but stated that since he already submitted the very same Proposal to a number of other companies, he wanted stockholders to vote on the Proposal as is. However, since the Proponent's third sentence is both factually incorrect and false and misleading under Rule 14a-8(i)(3) and 14a-9, it should be omitted in its entirety. See The Chase Manhattan Corporation, supra.

Finally, for the same reasons, we object to the final (9th) sentence of the "Reasons" section, which states that directors answer only to fellow directors and not to the owners of the corporation. This is simply untrue. Contrary to the Proponent's unsupported assertion, corporate directors are elected each year by IBM stockholders. It is therefore materially false and misleading to suggest that corporate directors "answer only to fellow directors and not to the owners of the corporation, the stockholders." This sentence should therefore be omitted in its entirety. Given the foregoing, the Company therefore respectfully requests that no enforcement action be recommended to the Commission if the Company excludes such 9th sentence of the "Reasons" section on the basis of Rules 14a-8(i)(3) and 14a-9. Storage Technology Corporation (April 1, 2002); People's Energy Corporation, supra.

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that you will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. If there are any questions relating to this submission, please do not hesitate to contact me at 914-499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S Moskowitz

Stuart S. Moskowitz
Senior Counsel

Attachment

cc: Mr. Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

Exhibit A

I B M Corp.
1 New Archerd Road
Armonk, NY 10504

September 23, 2002

Gentlemen:

I am the owner of 881 shares of IBM Corporation. I request that the following proposal be submitted for stockholders approval at the next annual meeting in 2003.

Resolved: That there be 2 nominees for each new member of the Board of Directors. That a brief resume of their background, experience and stockholdings in the Corporation be delineated. This should make the Board less beholden to the Management and more attuned to the needs of the owners, the employees and the customers of the corporation.

Reasons: "Corporate democracy" has become an oxymoron. "Crony capitalism" is a more appropriate term. Directors are "selected" by incumbent directors and management. Stockholders, the true owners of the corporation are allowed to vote for the directors anointed by the hierarchy. This is analogous to the "free" elections in many dictatorships. You either voted for the dictator or did not vote. There was no alternative. In our "corporate democracy" you either vote for, against or withhold your vote but there are no alternative directors to vote for. Corporate directors take office unopposed and answer only to fellow directors and not to the owners of the corporation, the stockholders.

Respectfully submitted,

Morris Scheffler

Morris Scheffler
59 Flower Road
Valley Stream, NY 11581

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 9, 2002

The proposal requires two nominees for each "new member" of the board.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

EDWARD S. KNIGHT
EXECUTIVE VICE PRESIDENT
GENERAL COUNSEL

NASDAQ®

THE NASDAQ STOCK MARKET, INC.
1801 K STREET, NW
WASHINGTON, DC 20006
P 202.728.8212 F 202.728.8258
edward.knight@nasdaq.com

November 12, 2002

Mr. James A. Brigagliano, Esq.
Assistant Director, Trading Practices Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 10-1
Washington, DC 20549

Re: Request of The NASDAQ Stock Market, Inc. for No-Action/Exemptive Relief from Section 11(d)(1) of the Securities Exchange Act of 1934 and Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-1 and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M

Dear Mr. Brigagliano:

The NASDAQ Stock Market, Inc. ("NASDAQ") recently established listing standards for Exchange Traded Funds ("ETFs").[1] NASDAQ plans on listing ETFs beginning in November 2002. In the interest of expediting the start-up of secondary market trading of new ETFs on NASDAQ, and of reducing some of the regulatory burdens on trusts or funds that issue ETFs, NASDAQ requests that the Division of Market Regulation extend the "generic" no-action advice and exemptive relief granted to the American Stock Exchange ("Amex")[2] for all ETFs trading on a national securities exchange that satisfy the conditions set forth in the Amex Letter ("Relief") to all ETFs trading on NASDAQ that satisfy the conditions set forth in the Amex Letter

[1] For the purpose of this letter, Portfolio Depository Receipts ("PDRs") and Index Fund Shares are collectively referred to as ETFs. PDRs will be listed under NASD Rule 4420(i). Index Fund Shares will be listed under NASD Rule 4420(j).

[2] *See* letter from James Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath, Vice President and Special Counsel, Amex, dated August 17, 2001 ("Amex Letter").

("NASDAQ ETFs").[3] By extending the Relief to all NASDAQ ETFs, a trust or fund that issues a series of ETFs that trade on NASDAQ would not be required to submit a request to the Division of Market Regulation for no-action/exemptive relief from Section 11(d)(1) of the Securities Exchange Act of 1934 ("1934 Act") and Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-1 and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M.[4]

Although NASDAQ operates as a facility of a national securities association and is regulated under Section 15(a) of the 1934 Act, the rules it has adopted for the trading of ETFs provide many of the same safeguards as are currently provided by national securities exchanges currently trading ETFs. In addition, NASADQ, like the national securities exchanges, has obtained Rule 19b-4(e) approval of ETF listing standards from the Commission,[5] and NASD Regulation's surveillance procedures for ETFs trading on NASDAQ will be the same as the current surveillance procedures governing the trading of equity securities on NASDAQ. As such, the extension of the Relief to all NASDAQ ETFs is warranted in order to ensure that all such ETFs are provided equal treatment in comparison to those ETFs traded on a national securities exchange.[6]

NASDAQ is the largest stock market in the U.S. in terms of stock traded and number of listed companies, and had the greatest dollar and share volume of all U.S. markets in 2001. With 3,793 companies as of August 2002, NASDAQ lists more companies than any other U.S. equities market. NASDAQ is a decentralized, dealer-based model that offers liquidity and a robust trading environment whose market quality is comparable to that of a traditional, floor-based, auction exchange. Broker-dealers acting in a dealer capacity, either as market makers or in other dealer capacities, are a critical component of NASDAQ's market structure. NASDAQ market makers fulfill a role similar to that of a specialist in that they manage trading in an issue and risk their own capital to provide liquidity. In the NASDAQ market, many market makers actively compete to provide this liquidity. As of August 2002, the average number of market makers in each NASDAQ issue was 15.20. Collectively, during the month of August 2002 these market makers were responsible for trading an average of 1,509,046,326 shares per day on NASDAQ representing an average of 2,130,671 daily trades worth $21,236,814,936. To ensure that market participants will always be able to buy and sell a security on NASDAQ, market

[3] NASDAQ ETFs will meet all of the criteria set forth in the Amex Letter other than trading on a national securities exchange.

[4] Because the NASD has its own rule regarding short sales (NASD Conduct Rule 3350), we are not seeking an extension of the no-action relief granted in the Response regarding the applicability of Rule 10a-1 to any NASDAQ ETF. Other than for short sales, NASDAQ ETFs will be treated in the same manner as all National Market securities, including for reporting purposes pursuant to Rule 11Aa3-1.

[5] Securities Exchange Act Release No. 45920 (May 13, 2002); 67 FR 35605 (May 20, 2002).

[6] The Commission's reasons for granting the original no-action advice and exemptive relief with respect to each of the rules enumerated at the beginning of this letter are set forth in the Amex Letter, which is attached for your convenience.

makers are required to post continuously, bid and offer quotations.[7] Moreover, NASDAQ market makers are required to honor their quotations when presented with an order.[8] In addition to market making, dealers trade for their own account in a riskless principal capacity. Similar to market making, NASDAQ member firms trade in a riskless principal capacity to facilitate another party's orders.

NASDAQ provides a number of electronic trading systems that may be utilized by NASDAQ members and their customers to effect the purchase and sale of securities, including ETFs. These execution systems, which are described below, operate in a manner similar to order execution systems currently in place on auction exchanges (both floor-based and electronic).

- ***SOES*** – SOES is an execution system for NASDAQ SmallCap securities that automatically executes small agency orders, reports trades for public dissemination, and sends trades to clearing for comparison and settlement. SOES is available to all NASDAQ members, but NASDAQ does not prohibit members from providing access to SOES to their customers. SOES accepts both market orders and marketable limit orders in NASDAQ SmallCap securities. Orders entered into SOES can be either preferenced or unpreferenced. A preferenced order is executed, at the inside market price, against the market maker to which the order is directed. An unpreferenced order is executed, at the inside market, against market makers in a rotation.

- ***SuperSoes*** –SuperSoes is a substantially revised and enhanced version of SOES. Whereas members are limited to using SOES to execute small orders in SmallCap stocks as agent, members can use SuperSoes to execute agency orders and proprietary orders in NMS stocks. Orders entered in SuperSoes are executed automatically against displayed market maker quotes and their reserve size (*i.e.*, size not displayed in the market maker's quote) in price/time priority.

- ***SuperMontage*** – SuperMontage substantially enhances the NASDAQ quotation montage and SuperSoes.[9] Among other things, these enhancements will: (1) add a new display to the NASDAQ quote montage that will show the best bid/best offer in NASDAQ and four price levels away accompanied by the aggregate size at each price level of the "displayed" trading interest of market makers and Electronic Communication Networks ("ECNs"); and (2) allow market makers and ECNs to designate orders for "display" in NASDAQ on either an attributable (*i.e.*, not anonymous) or non-attributable (*i.e.*, anonymous) basis. As part of SuperMontage, NASDAQ also implemented an Order Collector Facility that allows, but not

[7] *See* NASD Rule 4613, which presently governs NASDAQ market makers. Public customers also have the ability to set the national best bid or offer for a security. If a market maker accepts limit orders from its customers and one or more of those limit orders improves the market maker's bid or offer, the market maker must either display the order in its quotation, display the order by sending it to a qualified electronic communications network, or immediately execute the order. SEC Rule 11Ac1-4.

[8] SEC Rule 11Ac1-1.

[9] Securities Exchange Act Release No. 43863 (Jan. 19, 2001), 66 FR 8020 (Jan. 26, 2001).

requires, NASDAQ market makers and ECNs to give the NASDAQ system multiple quotes/orders at a single as well as multiple price levels, and provide a single point of access to all NASDAQ-provided execution and order delivery services for NASDAQ securities, except Primex.

SuperMontage offers two execution processes: a directed order process and a non-directed order process. The directed order process allows a NASDAQ member to direct an order to a particular market maker or ECN. Directed orders are not automatically executed against the quote of the market maker or ECN to whom the order is directed. In contrast, non-directed orders generally are automatically executed. A marketable order entered into the non-directed order process will be matched with the highest ranked quotation or order on the opposite side of the market, and either will be executed automatically against market makers, or delivered to or automatically executed against the quotations of ECNs (which will have a choice of taking automatic execution or order delivery). ECNs that do not accept automatic executions must provide an automated response within 5 seconds of receipt of the order.

- ***Primex*** – The Primex Auction System is designed to replicate a competitive trading crowd in an electronic environment, as an additional NASDAQ facility. Primex allows, on a voluntary basis, market makers and others (including order entry firms and ECNs) to enter market orders and marketable limit orders into the system for exposure to a broad electronic crowd. These orders may immediately interact with other interest already resident within Primex, or may elicit other responses from the electronic crowd, all dynamically priced within the publicly displayed best bid and offer. Primex market makers submitting orders to the system also may provide execution guarantees to the orders they submit. In addition, participants placing orders into the system may place minimum price improvement conditions on the orders they enter to attempt to obtain prices for those orders superior to the best publicly displayed prices. If, during the Primex order exposure process, an order can be matched with other interest that satisfies the conditions placed on the order by the entering participant, the order is automatically executed and a report sent to the entering participant.

Based on the foregoing, NASDAQ respectfully requests that the Division of Market Regulation extend the Relief to all NASDAQ ETFs.

Thank you for your consideration of this request. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (202) 912-3030.

Very truly yours,

Edward S. Knight

Edward S. Knight

Attachment

cc: Mr. Michael W. Mundt, Branch Chief
Division of Investment Management

Mr. Richard Bayus
Division of Market Regulation

2001 SEC No-Act. LEXIS 697 printed in FULL format.

2001 SEC No-Act. LEXIS 697

Securities Exchange Act of 1934 -- Section 11(d), 10 -- Rule 10a-1, 10b-10, 11d-1, 14e-5, Reg M

August 17, 2001

CORE TERMS: no-action, trading, Exchange Act, amex, exemption, regulation, portfolio, exemptive, secondary market, customer, facts presented, redemption, broker-dealer, open-end, stock, Rule Of Regulation, aggregation, registered, issuer, basket, net asset value, tender offer, dealer-manager, holder, bid, unit investment trust, purchasing, publicly, redeemed, confirm

[*1] American Stock Exchange

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2001

Claire P. McGrath, Esq.
Vice President and Special Counsel
The American Stock Exchange
55 Trinity Place
New York, NY 10008-1872

Re: Exemptive Relief for Exchange Traded Index Funds
File No. TP 00- 133

Dear Ms. McGrath:

In your letter dated July 12, 2001, as supplemented by conversations with the staff, the American Stock Exchange (AMEX) requests no-action advice and exemptive relief with respect to specified rules under the Securities Exchange Act of 1934 (Exchange Act) for Portfolio Depositary Receipts (PDRs) and Index Fund Shares n1 that meet certain standards described in your letter. We are responding to your request and have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

n1 For purposes of this letter, PDRs and Index Fund Shares are collectively referred to as Exchange Traded funds (ETFs). Shares, portfolio deposit receipts, or units of beneficial interest issued by ETFs for trading are collectively referred to as Fund Shares.

Specifically, the AMEX requests, on [*2] behalf of itself and persons or entities engaging in transactions involving Fund Shares, certain exemptions from, or no-action advice regarding, Section 11(d)(1) of the Exchange Act and Rules 10a-1, 10b-b, 10b-17, 11d1-2, 14e-5, 15c1-5, and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Fund Shares and the creation and redemption of Fund Shares meeting the specified criteria. n2

n2 The Commission has granted relief under these rules on prior occasions for certain ETFs, traded on the AMEX, as well as other exchanges. See letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James F. Duffy, General Counsel, AMEX, dated January 22, 1993 (regarding SPDRs listed on the AMEX); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, General Counsel, AMEX, dated March 3, 1999 (regarding Nasdaq 100 Fund listed on the AMEX); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated September 5, 2000 (regarding iShares S&P 100 listed on the CBOE); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated December 1, 2000 (regarding iShares S&P 100 Global listed on the NYSE). [*3]

Response:

The relief granted herein extends to all ETFs trading on any registered national securities exchange that have obtained Rule 19b-4(e) listing approval from the Commission. ETFs meeting the following criteria are granted exemptive and/or no action relief, as more fully described below, from Section 11(d)(1) of the Exchange Act and Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5, and 15c1-6 thereunder, and Rules 101 and 102 of Regulation M, provided that the following conditions are satisfied:

1. Fund Shares must be issued by an open-end management investment company or a unit investment trust, registered under the Investment Company Act of 1940; n3

2. ETFs must consist of a "basket" of twenty (20) or more different Component Stocks, n4 in which no one stock can constitute more than 25% of the total value of the ETF.

3. At least 85% of the ETF must be comprised of Component Stocks that have a minimum public float value of at least $ 150 million and a minimum average daily trading volume (ADTV) of at least $ 1 million during each of the previous two (2) months of trading prior to formation of the relevant ETF; provided, however, if the ETF has 200 or more Component [*4] Stocks, then 75% of the Component Stocks must meet the $ 150 million public float and the $ 1 million ADTV thresholds;

4. Each Component Stock must be listed on a national securities exchange or the Nasdaq Stock Market, including the Nasdaq SmallCap Market;

5. Fund Shares are only to be issued or redeemed in Creation Unit aggregations of 50,000 shares or more. The value of each Creation Unit must be at least $ 1 million at the time of issuance; and

6. The ETF must be passively managed and track a particular index whose components are publicly available. The intra-day proxy value of the ETF n5 and the value of the "benchmark" index must be publicly disseminated throughout the trading day.

n3 *15 U.S.C. 80a-1* et seq.

n4 For purposes of this letter, individual stocks that comprise the ETF basket, i.e., the stocks that are assembled to replicate the particular index that the ETF tracks, are referred to as Component Stocks.

n5 This is an approximation of the net asset value of the Fund determined throughout the trading day, which is officially calculated daily after the market's close.

The relief is further subject [*5] to "rule-specific" terms described below.

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rules 101 and 102 of Regulation M. As described above, ETFs must register as an open-end management investment company or a unit investment trust under the Investment Company Act of 1940 to issue shares that are redeemable only in Creation Units.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exceptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in the Regulation. The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, particularly that the ETFs will be registered open-end management [*6] investment companies that will continuously redeem at net asset value Creation Unit size aggregations of shares; and the secondary market price of Fund Shares should not vary substantially from the net asset value of such shares, which will be based on the value of the Component Stocks in the underlying Index and will be computed on a daily basis, the Commission hereby confirms that the ETFs will be excepted under paragraph (c)(4) of Rule 101 of Regulation M thus permitting persons who may be deemed to be participating in a distribution of Fund Shares to bid for or purchase shares during their participation in such distribution. n6

n6 We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing Component Stocks in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101 (b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $ 1 million and are issued by an issuer whose common equity securities have a public float value of at least $ 150 million provided, however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant. [*7]

The Commission also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of Fund Shares and the receipt of Component Stocks in exchange therefor by a participant in a distribution of Fund Shares would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" n7 within the meaning of Regulation M, and therefore would not violate Regulation M.

n7 17 CFR 242.101.

<u>Rule 102 of Regulation M</u>

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder.

On the basis of your representations and the facts presented, particularly that the ETFs will be registered open-end management investment company that will redeem at net asset value Creation Units of Fund Shares, the Commission hereby confirms that the ETFs are excepted under paragraph (d)(4) [*8] of Rule 102 of Regulation M, thus permitting each of the ETFs to redeem shares during the continuous offering of the shares.

<u>Rule 10a-1</u>

Rule 3b-3 under the Exchange Act defines "short sale," and Rule 10a-1 under the Exchange Act governs short sales generally.. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange if trades in such security are reported in the consolidated transaction reporting system, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick" (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick" (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in Rule 11Aa3-1(a)(4) under the Exchange Act, from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, in particular the composite and derivative nature of the ETFs, it would not appear that trading in Fund Shares would be susceptible to the practices that Rule 10a-1 is designed [*9] to prevent. In particular, the AMEX anticipates that the market value of Fund Shares will rise or fall based on changes in the net asset value of the Component Stocks of the particular index and supply and demand. Moreover, the short sale rule does not apply to analogous derivative products such as index options and index futures contracts. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of Fund Shares without regard to the "tick" requirements of Rule 10a-1.

We note that the exemption from Rule 10a-1 would not apply to secondary market portfolio sales made in connection with the redemption of Fund Shares.

Rule 10b-10

Rule 10b-10 under the Exchange Act requires a broker-dealer that effects a securities transaction with or for the account of a customer to provide, at or before the completion of the transaction, a written confirmation statement to the customer disclosing the information specified in paragraph (a) of Rule 10b-10. The required information includes the identity, price, and number of shares or units (or principal amount) of the security purchased or sold by the customer.

On the basis of your representations and the facts presented, [*10] and particularly the expected institutional nature of the market for Fund Shares in Creation Unit size aggregations and the public availability of information regarding the composition of the Component Stocks to be tendered or received by customers in ETF creation and redemption transactions, the Commission hereby grants an exemption from Rule 10b-10 under the Exchange Act in order to permit broker-dealers who create or redeem Fund Shares on behalf of their customers to confirm such creation or redemption transactions without providing a statement of the identity, price, and number of shares of each individual Component Stock tendered to or delivered by the Trust pursuant to the creation or redemption transaction. This exemption does not apply to purchases and sales of Fund Shares in the secondary market. This exemption is subject to the following conditions:

(1) Any confirmation statement of creation or redemption of Fund Shares transaction that omits any of the information specified in paragraph (a) of Rule 10b-10 will contain a statement that such omitted information will be provided to the customer upon request;

(2) All such requests will be fulfilled in a timely manner in [*11] accordance with paragraph (c) of Rule 10b-10; and

(3) Confirmation statements of Fund Shares creation and redemption transactions will contain all of the information specified in paragraph (a) of Rule 10b-10 other than identity, price, and number of shares of each Component Stock tendered or received by the customer in the transaction.

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, particularly that the ETFs will be registered under the Investment Company Act of 1940 as an open-end management investment companies, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the ETFs with respect to transactions in Fund Shares. n8

n8 We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the ETFs. This is because it is not possible for the ETFs to accurately project ten days in advance what dividend, if any, would be paid on a particular record date. [*12]

Section 11(d)(1); Rules 11d1-1 and 11d1-2

On the basis of your representations and the facts presented, the Division will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat Fund Shares, for the purposes of Rule 11d1-2 under the Exchange Act, as "securities issued by a registered ... open-end investment company as defined in the Investment Company Act of 1940" and thereby extend or maintain or arrange for the extension or maintenance of credit on Fund Shares that have been owned by the persons to whom credit is provided for more than 30 days, in reliance on the exemption contained in the rule. The exemption provided in Rule 11d1-2 will not be available, however, with respect to any Fund Shares owned for 30 days or less by the person to whom credit is provided.

In addition, on the basis of your representations and the facts presented, the Division will not recommend enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers that do not create Fund Shares, but engage in both proprietary and customer transactions in Fund Shares exclusively in the secondary market, extend or [*13] maintain or arrange for the extension or maintenance of credit on Fund Shares, in connection with such secondary market transactions.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits any covered person in connection with a tender offer for equity securities from, directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration.

Rule 14e-5 explicitly includes dealer-managers of a tender offer within the rule's definition of covered person. Accordingly, while acting as dealer-manager of a tender offer for a Component Stock, a dealer-manager is prohibited from purchasing or arranging to purchase that Component Stock until the expiration of the offer.

On the basis of your representations and the facts presented, particularly that purchases or redemptions of Fund Shares would not appear to result in the abuses at which Rule 14e-5 is directed and that any bids or purchases by dealer-managers would not be effected for the purpose of facilitating a tender offer, the Commission hereby grants an exemption from Rule 14e-5 to permit any [*14] person acting as dealer-manager of a tender offer for a Component Stock to: (1) redeem Fund Shares in Creation Unit size aggregations for Component Stocks that may include a security subject to the tender offer; and (2) purchase Fund Shares during such offer. n9 n9 The Division also confirms its no-action position under Rule 14e-5 when a broker-dealer (including a member or member organization of the AMEX or other national securities exchange), acting as a dealer-manager of a tender offer for, a Component Stock, purchases such Component Stock in the secondary market for the purpose of tendering them to purchase a Creation Unit size aggregation of Fund Shares, if such transactions are effected as adjustments to such a basket in the ordinary course of business as a result of a change in the composition of the relevant index.

Rule 15c1-5 and 15c1-6

Rule 15c1-5 under the Exchange Act requires a broker-dealer controlled by, controlling, or under common control with the issuer of any security, before entering into any contract with or for a customer for the purchase or sale of such security, to disclose that relationship and to provide written disclosure to the customer of [*15] such control relationship at or before the completion of the transaction.

Rule 15c1-6 under the Exchange Act generally requires a broker-dealer that effects a transaction with a customer in any security in a primary or secondary distribution in which the broker-dealer is participating or is otherwise financially interested, to provide written notification to the customer of the existence of such participation or interest at or before the completion of each transaction.

In light of the composite nature of the ETFs and the relatively small proportionate share of any Component Stock in an ETF, transactions in Fund Shares do not appear to result in any of the harms that Rules 15c1-5 and 15c1-6 are designed to prevent. Therefore, on the basis of your representations and the facts presented, the Division will not recommend that the Commission take enforcement action under Rule 15c1-5 if a broker-dealer executes transactions in Fund Shares without disclosing any control relationship with an issuer of a Component Stock. Moreover, on the basis of your representations and the facts presented, the Division will not recommend that the Commission take enforcement action under Rule 15c1-6 if a [*16] broker-dealer executes transactions in Fund Shares without disclosing its participation or interest in a primary or secondary distribution of a Component Stock.

The foregoing exemptions from Rules 10a-1, 10b-b, 10b-17, 14e-5, Rules 101 and 102 of Regulation M, and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 14e-5, 15c1-5, and 15c1-6 are based solely on your representations and the facts presented to staff, and are strictly limited to the application of those rules to transactions involving Fund Shares under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 10b-10, 10b-17, 14e-5, Rules 101 and 102 of Regulation M and no-action positions taken under Section 11(d)(1) and Rules 11d1-2, 14e-5, 15c1-5, and 15c1-6 are subject to the condition that such transactions in Fund Shares, any Component Stock, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising [*17] or otherwise affecting the price of such securities. Finally, requests for relief for ETFs not meeting the above criteria will continue to be considered upon request on a case-by-case basis.

These exemptions and no-action positions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 there under. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions and no-action positions. The Division expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James Brigagliano
Assistant Director

INQUIRY-1: [*18]

The American Stock Exchange
86 Trinity Place,
New York, NY 10006

212 306 1885
Fax 212 306 5438
claire.mcgrathfamex.com

July 12, 2001

Mr. James A. Brigagliano
Assistant Director
Securities and Exchange Commission
Division of Market Regulation
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Request for Exemptions from Rules 10a-1, 10b-b, 10b-17, 14e-5, 15c1-5, 15c1-6 and Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("1934 Act") and No-Action under Section 11(d)(1) of the 1934 Act and Rules 11d1-1 and 11d1-2 thereunder.

Dear Mr. Brigagliano:

The American Stock Exchange LLC ("Amex" or "Exchange") currently lists and trades 86 different series of Portfolio Depositary Receipts ("PDRsSM") and Index Fund Shares n1. These include four series of PDRs (Standard & Poor's Depositary Receipts(R) or "SPDRs(R)" MidCap SPDRs TM; DIAMONDS(R); and Nasdaq-100 Index Tracking Stock TM); and 82 series of Index Fund Shares, including Select Sector SPDRs(R), iShares TM, streetTracks TM and VIPERS TM. Descriptions of series of PDRs and Index Fund Shares (referred to herein collectively as "Exchange Traded Funds" or "ETFs") that are currently trading have been [*19] set forth in detail in the exemptive/no-action letters submitted to the Division of

Market Regulation for each series (see note 2, infra); in Applications for Orders pursuant to Section 6(c) of the Investment Company Act Of 1940 ('1940 Act"), which have been filed with Division of Investment Management; as well as in the prospectus and, if applicable, the Statement of Additional Information for each series.

n1 PDRs are listed under Amex Rules 1000 et. seq. Index Fund Shares are listed under Amex Rules 1000A et. seq.

In connection with the start of trading of each Exchange Traded Fund series, the Exchange as well as trusts or funds that issue series of ETFs have submitted written requests for exemptive or no-action relief from specified rules under the 1934 Act n2. In the interest of expediting the start-up of secondary market trading of new ETFs, and reducing some of the regulatory burdens on trust or funds that issue ETFs, the Exchange believes it is appropriate for the Division of Market Regulation ("Division") to allow ETF series to begin secondary market trading without the submission of a 1934 Act exemptive/no-action request, subject to the conditions set [*20] forth below. The Exchange believes such a "genetic" approach is particularly appropriate in view of the similar nature of the exemptive/no-action request letters that have been submitted on behalf of the ETFs currently traded.

n2 The Exchange has previously received exemptive or no-action relief under Rules 10a-1; 10b-6; 10b-7; 10b-10; 10b-13; (now Rule 14e-5); 10b-17; 11d1-2; 15c1-5; and 15c1-6 under the Act with respect to the trading of SPDRs(R) and MidCap SDPRs. See letter from Nancy Sanow, Assistant Director, Division of Market Regulation, to James Duffy, Senior Vice President and General Counsel, Amex, dated January 22, 1993 (regarding SPDRs(R)); letter from Nancy Sanow, Division of Market Regulation, to James Duffy, Executive Vice President, Amex, dated April 21, 1995 (regarding MidCap SPDRs(R)). In addition, the Exchange has received exemptive or no-action relief under Rules 10a-1; 10b-10; 10b-13; 10b-17; 11d1-2; 15c1-5; 15c1-6 and Regulation M for DIAMONDS(R) and for Nasdaq-100(R) Shares (now called Nasdaq-100 Index Tracking Stock TM) See letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, to James Duffy, Amex, dated January 9, 1998 (for DIAMONDS(R)), and letter from James A Brigagliano, Assistant Director, Division of Market Regulation, to James F. Duffy, Amex, dated March 3, 1999, (for Nasdaq-100 Shares). The Commission has also granted similar exemptive or no-action relief to Foreign Fund, Inc. (now iShares, Inc.) in connection with creations, redemption and secondary market trading of World Equity Benchmark Shares (now iShares MSCI Index Funds) (see letter from Nancy J. Sanow, Division of Market Regulation, to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996); for the Select Sector SPDR(R) Trust (see letter dated December 14, 1998 from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, Commission, to Stuart Strauss, Gordon Altman Butowsky Weitzen Shalov & Wein, and letter dated December 22, 1998 from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss); for iShares of the iShares Trust (see letter dated May 16, 2000, from James A Brigagliano, SEC, to Kathleen H. Moriarty, Carter, Ledyard & Milburn); for streetTRACKS TM (see letter dated September 26, 2000 from James A. Brigagliano, SEC, to Stuart Strauss, Mayer, Brown & Platt); and for Vanguard Index Funds (see letter dated May 21, 2001 from James A. Brigagliano, SEC to Kathleen H. Moriarty). [*21]

The Exchange, therefore, on behalf of itself and persons or entities engaging in transactions in PDRs and Index Fund Shares, request that, subject to the conditions set forth below, the Division grant exemptions from Rules 10a-1; 10b-10; 10b-17; 14e-5; 15c1-5; 15c1-6; and Rules 101 and 102 of Regulation M under the Act, and no-action under Section 111(d)(1) of the Act and Rules 11d1-1 and 11d1-2 thereunder in connection with secondary market transactions in such securities and the creation or redemption of such securities. If the Commission grants the relief requested, the Exchange or a fund or trust that issues a series of fund shares would not be required to submit a written exemptive / no-action request relating to these rules as long as the index or portfolio underlying a series of PDRs or index Fund Shares satisfies the conditions set forth helow as of the date of the initial creation of shares of the fund or trust prior to commencement of secondary market trading.

Characteristics of PDRs and Index Fund Shares

The investment objective of a trust or fund that issues a series of PDRs or Index Fund Shares is to provide investment results that correspond generally to the [*22] price and yield performance of securities included in a particular securities index or portfolio. PDRs and Index Fund Shares are, defined in Rules 1000 and 1000A, respectively. The term "Portfolio Depositary Receipt" means a security that is based on a unit investment trust which holds the securities which comprise an index or portfolio underlying a series of PDRs; that is issued by the trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount; that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the series of PDRs, less certain expenses and other charges set forth in the Trust prospectus.

The term "Index Fund Share" means a security that is issued by an open-end management investment company (referred to herein as [*23] "fund") based on a portfolio of stocks that seeks to provide investment results that correspond generally to the price and yield performance of a specified foreign or domestic stock index; that is issued by such fund in a specified aggregate minimum number in return for a deposit of specified numbers of shares of stock and/or cash amount with a value equal to the next determined net asset value; and that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such fund which will pay to the redeeming holder the stock and/or cash with a value equal to the next determined net asset value.

Shares are issued and redeemed only in Creation Unit ("CU") size aggregations of shares, which vary among the various trusts and funds (e.g.; 50,000 shares per CU for SPDRs; DIAMONDS, Nasdaq-100 Index Tracking Stock and Select Sector SPDRs; 25,000 shares per CU for MidCap SPDRs). The value of a CU has generally exceeded $ 1 million, and is often far higher, depending on the initial per share price range desired by the trust or fund.

Shares may be sold on the Amex in lots of any size following issuance; investors may purchase or sell shares in lots of any size [*24] throughout the trading day. Shares are issued through a distributor for the trust or fund, which serves as the principal underwriter on an agency basis. Shares are held in book-entry form only at the Depositary Trust Company. A trust or fund may periodically rebalance the securities it holds to conform to requirements under the Internal Revenue Code for qualification of the trust or fund as a regulated investment company n3.

n3 Under the Subchapter M of the Internal Revenue Code: for a fund to qualify as a regulated investment company of the securities of a single issuer can account for no more than 25% of a funds total assets, and at least 50% of a fund's total assets must be comprised of cash (including government securities) and securities of single issuers whose securities account for less than 5% of such fund's total assets.

Applicable Conditions

An open-end management investment company or unit investment trust would be subject to the following conditions in order to permit reliance on previous Division no-action and exemptive positions with respect to the above captioned rules:

1. The ETF series must be issued by an open-end management [*25] investment company or a unit investment trust, registered under the Investment Company Act of 1940;

2. The index or portfolio underlying the ETF series-must consist of a 'basket" of twenty (20) or more different Component Stocks, in which the most heavily weighted component stock cannot exceed 25% of the weight of the index or portfolio.

3. Component Stocks that in the aggregate account for at least 85% of the weight of the underlying index or portfolio must have a minimum public float value of at least $ 150 million and a minimum average daily trading voBime (ADTV) with a value of at least $ 1 million during each of the previous two (2) months of trading prior to formation of the ETF series; provided however, if such series has 200 or more Component Stocks, then Component Stocks that in the aggregate account for at least 75% of the weight of the underlying index or portfolio must meet the $ 150 million public float and the $ 1 million ADTV value thresholds;

4. Each component stock in the index or portfolio underlying the ETF series must be listed on a national securities exchange or the Nasdaq Stock Market, including the Nasdaq Small Cap Market;

5. The ETF series must be [*26] issued or redeemed in Creation Unit aggregations of 50,000 shares or more. The value of each Creation Unit must be at least $ 1 million at the time of issuance; and

6. The ETF series must be passively managed and hold securities comprising an index or portfolio the components of which are publicly available. The intra-day proxy value of the ETF series and the value of the "benchmark" index or portfolio must be publicly disseminated throughout the trading day.

The Exchange respectfully requests that the Division issue a letter providing that a trust or fund that issues a series of ETFs and that satisfies the conditions set forth above would not be required to submit a request to the Division for no-action/exemptive relief from the above-captioned 1934 Act rules. Any such fund or trust as well as the Exchange could rely on. exemptive/no-action letters previously issued by the Division with respect to the above-captioned rules, and would be required to comply with all applicable conditions set forth in the Division's previous letters.

Sincerely,
Claire P. McGrath